Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Trade Desk, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

88339J105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339J105	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Jeffrey T. Green
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 48,159,667
	6	Shared Voting Power 0
	7	Sole Dispositive Power 48,159,667
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 48,159,667
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.7%
12	Type of Reporting Person IN

CUSIP No. 88339J105	Schedule 13G	Page 2 of 5

ITEM 1.	(a) Name of Issuer:

The Trade Desk, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

42 North Chestnut Street, Ventura, CA 93001

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Jeffrey T. Green (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o The Trade Desk, Inc., 42 North Chestnut Street, Ventura, CA 93001.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.000001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

88339J105

ITEM 3.

Not applicable.

CUSIP No. 88339J105	Schedule 13G	Page 3 of 5

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of November 8, 2024, based upon 449,655,013 shares of Class A Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jeffrey T. Green	48,159,667	9.7%	48,159,667	0	48,159,667	0

Mr. Green is the beneficial owner of 48,159,667 shares of Class A Common Stock, which consists of: (a) 146,501 shares of Class A Common Stock held of record by Mr. Green, (b) 7,330 shares of Class A Common Stock and 30,215,480 shares of Class B Common Stock held by the Jeff Green Trust, of which Mr. Green is the trustee, (c) 825,216 shares of Class A Common Stock held by the Jeff T. Green Family Foundation with respect to which Mr. Green has investment and voting control, (d) 12,666,670 shares of Class B Common Stock held by various family trusts over which Mr. Green exercises investment and voting control, and (e) 4,298,470 shares of Class A Common Stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of November 8, 2024. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the election of the holder.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 88339J105	Schedule 13G	Page 4 of 5

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 88339J105	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

Jeffrey T. Green

/s/ Jeffrey T. Green